

March 22, 2016

<u>Via E-Mail</u>
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

      Re: Country Style Cooking Restaurant Chain Co., Ltd.
               Schedule 13E-3 Amendment No. 2
               Filed on March 18, 2016
               File No. 5-85864

Dear Mr. Zhang:

We have reviewed the amended filing and the related response letter and have the following additional comments.

1.   We note the response to prior comment 1 indicating that Mr. Gong, director of the Company, is employed by SIG Asia, and that Arthur Dantchik, President of SIG Asia, an affiliate of and investment advisor to SIG China, has beneficial ownership of the Company's ordinary shares held by SIG China. However, based on the other representations made in the response, we have no further comment at this time.

2.   We note the responses to prior comments 4 and 5. In light of Parent's agreement to join the reporting persons in the amendment to the Original Schedule 13D, and Mr. Gong's and SIG China's agreement either to do the same or make an individual filing pursuant to Exchange Act Rule 13d-1(k)(2), we have no further comments at this time. Parent's contention in the responses that the irrevocable voting proxy received through the Voting Agreement does not convey beneficial ownership, however, is insupportable under the text of Rule 13d-3(a). Rule 13d-3(a), by its terms, is indifferent as to the matters upon which voting power is eligible to be exercised. In addition, we remind the parties that making such filings will not necessarily affect the determination of liability under the federal securities laws for the failure to promptly file a required amendment to a Schedule 13D. Refer to Question 104.03 of the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions